UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Evergreen International Corp.

(f/k/a Arbor Entech Corporation)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30025L101

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30025L101
1.	Names of Reporting Persons Brad Houtkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%

Item 1. Security and Issuer

Common Stock

Evergreen International Corp.

(f/k/a Arbor Entech Corporation)

2295 N.W. Corporate Blvd., Suite 230

Boca Raton, FL 33431

Item 2. Identity and Background

Brad Houtkin

5584 East Leitner Drive

Coral Springs, FL 33067

Mr. Houtkin is President and CEO of the Issuer, Evergreen International Corp. (f/k/a Arbor Entech Corporation), a shell corporation with an address of 2295 N.W. Corporate Blvd., Suite 230, Boca Raton, FL 33431. Mr. Houtkin is also COO of Houtkin Consulting, Inc., a real estate investment firm, with the same address as the issuer

(d) N/A

(e) N/A

(f) U.S.

Item 3. Source and Amount of Funds or Other Consideration

The Airmont Trust, of which the reporting person is a co-trustee, originally acquired beneficial ownership on December 6, 2010 of 3,395,000 shares of common stock from the Estate of Harvey Houtkin pursuant to the last will of the decedent, Harvey Houtkin. Accordingly, the shares of the Issuer previously owned by the Estate of Harvey Houtkin became beneficially owned by the Estate beneficiary, the Airmont Trust, of which the reporting person is a co-trustee.

Item 4. Purpose of Transaction

(a)-(j)

As disclosed in Item 3, on December 6, 2010, the Estate of Harvey Houtkin distributed 3,395,000 shares of common stock to the Airmont Trust, of which the reporting person is a co-trustee, pursuant to the last will of the decedent, Harvey Houtkin. Sherry Houtkin is a co-trustee of the Airmont Trust.

Previously, on December 15, 2008, Mr. Houtkin acquired from Wanda Shefts beneficial ownership of 3,404,000 shares of the Issuer’s common stock in a private transaction, in connection with which, Mark and Wanda Shefts resigned as officers and directors of the Issuer, and Mr. Houtkin and his brother, Michael Houtkin, became officers and directors of the Issuer (Brad Houtkin became President and a director, and Michael Houtkin became Director and Secretary). Sherry Houtkin, Brad Houtkin’s mother, is also a director of the issuer. Mr. Houtkin acquired these 3,404,000 shares in order to secure control of the Issuer.

On July 27, 2018, the reporting person disposed of all of Issuer’s common stock. In connection with this transaction, the Issuer’s officers and directors will resign and appoint new officers and directors, in each case following the expiration of 10 days after the issuer files an Information Statement on Schedule 14F-1.

Item 5. Interest in Securities of the Issuer

AAmount: 0

Percentage: 0%

BPlease see Items 7-10 of Second Part of Cover Page of the Reporting Person for a description of sole and shared voting and dispositive power.

CAs disclosed in Items 4, on July 27, 2018, the reporting person disposed of all of Issuer’s common stock beneficially owned by him and ceased as of such date to be a beneficial owner of any of the issuer’s securities. The shares were sold at a price per share of $.0413 in a private transaction to an individual purchaser.

DN/A

EN/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Brad Houtkin (the reporting person) and Sherry Houtkin are the co-trustees of the Airmont Trust, under trust agreement dated January 2nd, 2001. Sherry, Brad, Michael and Stuart Houtkin are beneficiaries of the Airmont Trust.

The Issuer, the reporting person, John G. Nossiff, The Airmont Trust and Rushmore Financial Services, Inc. entered into a Stock Purchase Agreement with Tan Ying Lok pursuant to which such persons agreed to sell shares of the issuer’s common stock to Tan Ying Lok, which transaction was closed July 27, 2018.

Item 7. Material to Be Filed as Exhibits

1.01 Stock Purchase Agreement referenced in Item 6*

*Incorporated by reference to Exhibit 1.01 to the Issuer’s Form 8-K filed with the SEC on July 27, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2018
Date

/s/Brad Houtkin
Signature